

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 1, 2024

Levi Jacobson
President, CEO, CFO and Director
C2 Blockchain, Inc.
123 SE 3rd Avenue, #130
Miami, Florida 33131

> **Re: C2 Blockchain, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed January 26, 2024**
> **File No. 024-12295**

Dear Levi Jacobson:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.   We note that in response to the first bullet of comment 2, you deleted your risk factor disclosure on page 15 that you may "diversify [your] business by mining or investing in additional cryptocurrencies...." Additionally, we note your revised disclosure on page 20 that you "plan only to mine Bitcoin." Notwithstanding these revisions, your disclosure continues to suggest that in future periods you may mine, hold or transact in crypto assets other than Bitcoin. As examples only, we note that:
     - Under "Company Information" on page 2, you state, "The Company's business plan is to concentrate on cryptocurrency mining, *primarily* Bitcoins, for our own account." (Emphasis added.)
     - In the penultimate paragraph on page 16, you state, "Although we do not believe *any of the cryptocurrencies* [we] may own, acquire or mine are securities, there is still

some regulatory uncertainty on the subject...." (Emphasis added.)

- In the second risk factor on page 17, you state that "if *any cryptocurrencies* involved in our business is determined by us, the SEC or other regulatory authorities to be a security under the federal securities laws, it could result in interruption of our business operations." (Emphasis added.)
- You state on page 19 that, "We cannot assure you that our planned mining operation for bitcoin *or any other digital coin* will ever happen...." (Emphasis added.)

Please revise throughout to clearly and consistently discuss your intentions to mine, invest in or transact in any crypto assets other than Bitcoin, and, if so, which ones. Alternatively, to the extent that there are none, please revise to so clarify.

2.   We note your revisions in response to comments 5 and 8 at pages 2 and 20, respectively. Please further revise to include the title of the risk factor in the cross-reference, as opposed to listing only the page number.

Cover Page

3.   We note your cover page disclosure that the offering will continue until the maximum offering amount has been sold or the offering is earlier terminated. Please note that Rule 251(d)(3)(i)(F) of Regulation A allows for the offering to continue up to three years from the date of qualification. Please revise to provide the duration of the offering, as required by Item 501(b)(8)(iii) of Regulation S-K.

Offering Circular Summary
Glossary of Defined Terms and Industry Data, page 2

4.   Please revise the glossary to include the terms "Difficulty Factor" and "Network Hash Rate," as referenced on page 20, and clearly explain their meanings so that a reader without specialized industry knowledge can understand them.

Business Description, page 2

5.   We note revised disclosure in response to comment 6 and partially reissue the comment. Noting your disclosure on page 2 that the total cost per day to run ten ASIC S19 XP miners is $43.34, it is unclear how you calculated the monthly total cost to be $186.36. Please revise or advise.

Risk Factors
The time frame to breakeven on the cost of one ASIC S19 XP mining machine..., page 6

6.   We note your response to comment 8 and the added risk factor on page 6. Please revise the heading for this risk factor to specifically reference the risks that the assumptions in your breakeven analysis disclosure may turn out to be inaccurate. Also please tailor this risk factor to more specifically discuss the uncertainties and factors that may ultimately affect the accuracy of your breakeven analysis, including, without limitation, the cost of

electricity, efficiency of mining hardware and impact on mining difficulty.

The supply of Bitcoins available for mining is limited..., page 9

7.   We note your revised disclosure in response to comment 9 and partially reissue the comment. While we note that your revised disclosure discusses the relationship between mining difficulty and the network hashrate, you have not explained the basis for your expectation that "there will be a drop in hashrate as less efficient miners shut down, consequently reducing competition," as previously requested. In this regard, your expectation appears inconsistent with your risk factor disclosure on page 10 that you may not be able to "compete as cryptocurrency networks experience increases in the total network hash rate," and that if you are unable to timely acquire additional miners, your "proportion of the overall network hash rate will decrease." Please cite any factual evidence or industry reports that support your above-referenced expectation.

Management's Discussion and Analysis, page 19

8.   You disclose that, "We expect the proceeds of this offering, will be sufficient for us to implement our business plan and that no additional equity, other than the proceeds of this offering, will need to be raised over the next six months in order to implement our business plan." Please advise us of the basis for this expectation. Since this is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by you will be sold, please revise to more accurately reflect the range of possible outcomes, including the possibility that you may not raise sufficient funds to cover your offering expenses.

Description of Business, page 20

9.   We note your revised disclosure in response to comment 13 and partially reissue. It is unclear what you mean by your statement on page 20 that depreciation expenses are "estimated to be 15% per year for each machine," given your disclosure that you are depreciating mining equipment over a 2.5 year life using straight line depreciation and have assumed no salvage value. Please revise to clarify or advise otherwise.

10.   Please provide citations and dates for the data you utilize for your breakeven analysis and disclosure under "Bitcoin Mining Economics" on page 20, including, without limitation, for the Difficulty Factor, Hash Rate, BTC/USD Exchange Rate and Network Hash Rate figures, as well as the recent increases in the Bitcoin Network Hash Rate that you reference.

11.   On page 20, we note your calculation under the "Hashes required to mine one Bitcoin" subheading that the time taken for an ASIC miner (with a hash rate of 140 TH/s) to mine one Bitcoin is approximately 1.8 years. However, there appears to be a mathematical error in this calculation. In this regard, based upon the equation and figures presented, it appears that the time taken for an ASIC miner to mine one Bitcoin would be approximately 11.8 years. Please advise or revise your calculation, as appropriate.

12. Please reconcile your disclosure under the "Bitcoin Mining Economics" subsection with your calculations of "Earnings in BTC" at various durations, as disclosed in the tables in the preceding subsections beginning with "Break-Even Analysis for One Antminer S-19 XP...." In this regard, your disclosure that one miner generates "Earnings in BTC" of approximately 0.1826679 BTC over a two-year duration appears inconsistent with your disclosure under the "Bitcoin Mining Economics" subsection that you would expect one ASIC miner to mine one Bitcoin over a duration of 1.8 years. Please revise or advise.

13. As a related matter, to the extent that your "Earnings in BTC" over specified durations are calculated using a different methodology than your calculations as described under the "Bitcoin Mining Economics" subsection, please revise to clearly describe how these "Earnings in BTC" amounts are calculated.

14. Please revise your discussion on page 20 regarding your breakeven analysis and under "Bitcoin Mining Economics" to address the following points:
  • Clarify whether your disclosures take into consideration the Bitcoin block reward halving expected to occur in 2024;
  • Discuss the potential impact of the decrease in the amount of Bitcoin rewards on your revenues and on the economics of your mining operations; and
  • Add a cross-reference to your related risk factor disclosure on page 9.

Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Tom DeNunzio